Exhibit 99.1

LEAD REAL ESTATE CO., LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS

CONTENTS	PAGE(S)
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 (UNAUDITED) AND JUNE 30, 2023	F-2

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022	F-3

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022	F-4

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022	F-5

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.	F-6 - F-20

LEAD REAL ESTATE CO., LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Japanese yen in thousands, except share data)

	December 31, 2023 (Unaudited)	June 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	¥618,914	¥786,373
Accounts receivable, net	288,811	467,634
Real estate inventory	11,734,296	10,401,640
Prepaid and other current assets	565,069	236,918
Total current assets	13,207,090	11,892,565
Property and equipment, net	3,575,599	3,236,291
Intangible asset, net	63,767	97,382
Investments in marketable securities	58,666	31,561
Right-of-use assets, operating lease, net	169,972	204,029
Investments	20,685	20,831
Other assets	393,989	332,586
Total assets	¥17,489,768	¥15,815,245
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	¥728,630	¥645,680
Current portion of notes payable	6,917,902	5,899,156
Customer deposits	216,005	298,956
Current portion of lease liabilities	84,138	88,755
Accrued expenses and other current liabilities	60,115	249,348
Total current liabilities	8,006,790	7,181,895
Notes payable, net of current portion	5,236,972	5,437,668
Deferred tax liabilities, net	145,453	75,320
Lease liabilities, net of current portion	159,662	187,473
Other liabilities	205,190	189,956
Total liabilities	13,754,067	13,072,312
SHAREHOLDERS’ EQUITY
Ordinary shares, 50,000,000 shares authorized, 15,628,000 shares issued and 13,641,900 outstanding as of December 31, 2023, and 14,485,000 shares issued and 12,498,900 shares outstanding as of June 30, 2023	1,270,467	344,145

Retained earnings	2,607,708	2,538,053
Treasury shares, at cost, 1,986,100 as of December 31, 2023 and June 30, 2023	(154,121)	(154,121)
Non-controlling interest	(6,986)	(6,767)
Accumulated translation gain	18,633	21,623
Total shareholders' equity	3,735,701	2,742,933
Total liabilities and shareholders' equity	¥17,489,768	¥15,815,245

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Japanese yen in thousands, except share and per share data)

	Six Months Ended December 31,
	2023	2022
Revenue:
Real estate sales	¥6,411,863	¥7,264,887
Other revenue	197,535	94,863
Total revenue	6,609,398	7,359,750
Expenses:
Cost of sales - real estate	5,419,874	6,218,611
Cost of sales – other	120,785	59,221
Selling, general, and administrative	1,115,915	818,395
Total expenses	6,656,574	7,096,227
Operating income (loss)	(47,176)	263,523
Other income (expense):
Interest expenses	(10,008)	(6,186)
Other, net	203,319	3,580
Total other income (expense), net	193,311	(2,606)
Income before income taxes	146,135	260,917
Income taxes	51,702	93,163
Net income	94,433	167,754
Net loss attributable to the noncontrolling interests	(219)	(523)
Net income attributable to ordinary shareholders	94,652	168,277
Foreign currency translation gain (loss)	(2,990)	(4,160)
Total Comprehensive income	¥91,662	¥164,117
Earnings per share:
Basic	¥6.72	¥13.13
Diluted	¥6.72	¥13.13
Weighted average shares outstanding:
Basic	13,641,900	12,498,900
Diluted	13,641,900	12,498,900

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Japanese yen in thousands, except share data)

					Non
	Ordinary Shares		Retained	Treasury	controlling	Translation	Total
	Shares	Amount	Earnings	Shares	interest	gain / (loss)	Equity
BALANCE—June 30, 2023	12,498,900	¥344,145	¥2,538,053	¥(154,121)	¥(6,767)	¥21,623	¥2,742,933
Net income attributable to ordinary shareholders	—	—	94,652	—	—	—	94,652
Issuance of shares	1,143,000	1,062,082	—	—	—	—	1,062,082
Dividends	—	—	(24,997)				(24,997)
Net loss attributable to noncontrolling interest	—	—	—	—	(219)	—	(219)
Share issuance costs	—	（135,760)	—				(135,760)
Translation loss	—	—	—	—	—	(2,990)	(2,990)
BALANCE—December 31, 2023	13,641,900	¥1,270,467	¥2,607,708	¥(154,121)	¥(6,986)	¥18,633	¥3,735,701

					Non
	Ordinary Shares		Retained	Treasury	controlling	Translation	Total
	Shares	Amount	Earnings	Shares	interest	gain / (loss)	Equity
BALANCE—June 30, 2022	12,498,900	¥344,145	¥2,001,048	¥(154,121)	¥(6,244)	¥16,239	¥2,201,067
Net income attributable to ordinary shareholders	—	—	168,277	—	—	—	168,277
Net loss attributable to noncontrolling interest	—	—	—	—	(523)	—	(523)
Translation loss	—	—	—	—	—	(4,160)	(4,160)
BALANCE—December 31, 2022	12,498,900	¥344,145	¥2,169,325	¥(154,121)	¥(6,767)	¥12,079	¥2,364,661

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Japanese yen in thousands)

	Six Months Ended December 31,
	2023	2022
Cash flows from operating activities:
Net income	¥94,433	¥167,754
Adjustments to reconcile net income to net cash used by operating activities:
Depreciation and amortization	47,723	31,271
Loss on disposal of assets	4,000	—
Deferred income taxes, net	70,133	22,465
Changes in assets and liabilities:
Accounts receivable, net	178,823	62,231
Real estate inventory	(1,332,656)	(519,148)
Prepaid and other current assets	(328,151)	(104,407)
Intangible asset, net	33,615	(32,061)
Operating lease, net	1,629	819
Other assets	(61,403)	(15,393)
Accounts payable	82,950	(281,114)
Customer deposits	(82,951)	20,925
Accrued expenses and other current liabilities	(189,233)	(147,251)
Net cash used by operating activities	(1,481,088)	(793,909)
Cash flows from investing activities:
Purchases of property and equipment	(377,069)	(1,035,221)
Sale (purchase) of investments	146	(4,126)
Purchase of investments in marketable securities	(27,105)	—
Other - net investing	1,274	9,106
Net cash used by investing activities	(402,754)	(1,030,241)
Cash flows from financing activities:
Proceeds from notes payable	7,570,643	6,345,559
Payments on notes payable	(6,752,593)	(4,541,496)
Proceeds from ordinary share issuance	926,321	—
Dividend payments	(24,997)	—
Net cash provided by financing activities	1,719,374	1,804,063
Effect of exchange rate change on cash and cash equivalents	(2,991)	5,710
Net decrease in cash and cash equivalents	(167,459)	(14,377)
Cash and cash equivalents, beginning of period	786,373	403,108
Cash and cash equivalents, end of period	¥618,914	¥388,731
Supplemental disclosures of cash flow information:
Cash paid during the six-months for
Interest	¥152,719	¥100,314
Income taxes	¥159,346	¥238,032

See accompanying notes to the consolidated financial statements.

LEAD REAL ESTATE CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.            ORGANIZATION AND BUSINESS

Organization and Description of the Business

Lead Real Estate Co., Ltd, together with its wholly owned subsidiaries (the “Company” or “Lead Real Estate”), is headquartered in Tokyo, Japan. The Company is a developer of luxury residential properties, including single-family homes and condominiums, across Tokyo, Kanagawa prefecture, and Sapporo. In addition, the Company operates hotels in Tokyo and leases apartment building units to individual customers in Japan and Dallas, Texas.

The consolidated financial statements of the Company include Lead Real Estate and the entities below:

Percentage of
	Date of Incorporation or	Place of	direct or indirect
Name	Acquisition	Incorporation	economic ownership
Subsidiaries
Lead Real Estate Global Co., Ltd (“LRE Dallas”)	September 2017	Texas	100% by Lead Real Estate
Lead Real Estate HK Co., Limited (“LRE HK”)	February 2014	Hong Kong	100% by Lead Real Estate
Real Vision Co., Ltd. (“Real Vision”)	July 2006	Japan	100% by Lead Real Estate
Consolidated VIEs
Lead Real Estate Cayman Limited (“LRE Cayman”)	August 2019	Cayman Islands	100% by CEO
Sojiya Japan K.K. (“Sojiya Japan”)	January 2020	Japan	50% by Lead Real Estate and 50% by CEO

The Company also has an unconsolidated VIE:

Percentage of
	Date of Incorporation or	Place of	direct or indirect
Name	Acquisition	Incorporation	economic ownership
Unconsolidated VIE
JP Shuhan Co., Ltd. (“JP Shuhan”)	January 2020	Japan	100% by CEO, deconsolidated

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and include the accounts of the Company and its subsidiaries.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Lead Real Estate, its wholly owned subsidiaries, and the Company’s consolidated variable interest entities (“VIEs”) as described in the domestic and foreign operations above. All intercompany accounts and transactions have been eliminated in consolidation. Investments in companies over which the Company has significant influence, but not control, are accounted for by the equity method. The Company evaluates its investments and other significant relationships to determine whether any investee is a VIE. If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investees, its obligation to absorb the expected losses of the investee, and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the noncontrolling interest of other beneficiaries of that entity. See Note 10.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates, and these differences could have a significant impact on the financial statements. The significant accounting estimates include real estate inventory and cost of sales, impairment of real estate inventory and property and equipment, warranty reserves, loss contingencies, incentive compensation expenses, and deferred income taxes.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies a five-step model that requires entities to exercise judgment when considering the terms of the contract(s), which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (vi) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied.

Revenue from real estate sales is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company generates revenue primarily from real estate sales, which includes the sale and development of land parcels and their respective single-family home and condominium buildings. Revenue from real estate sales is recorded at the time each sale is closed, title and possession are transferred to the customer and the Company has no significant continuing involvement with the real estate. The remaining sources of revenue, deemed insignificant as a percentage of total revenue or operating profits, consist of leasing, property and building management, hotel, and other miscellaneous revenue streams.

Real Estate Sales

The Company’s primary source of revenue is the development and sale of luxury single-family homes and condominiums, including land, in its principal market, Japan. Transactions in this segment are conducted through two contracts, a land sales contract (the “Land Sales Contract”) and a construction contract (the “Construction Contract”), which demarcate two distinct performance obligations, delivering a land parcel and delivering the completed building, respectively.

The Land Sales Contract outlines the terms and condition of the land sale, while the Construction Contract summarizes the terms of the construction which the Company is to perform for the customer. When entering into a new build-to-suit transaction, the Land Sales Contract and the Construction Contract are executed concurrently. Under the Land Sales Contract, the Company bills customers (i) upon the execution of the contract and (ii) when control of the land is transferred to the customer, and customers generally pay within the same day of each billing. The Company does not record receivables under its Land Sales Contracts as the Company collects land sales revenue recognized within the same day. Under the Construction Contract, the Company bills customers (i) upon the execution of the contract and (ii) upon the transfer of a completed building to a buyer on the closing date, and customers generally pay within the same day of each billing. The Company records receivables under its Construction Contracts since construction development revenue is recognized over time based on the input method. The deposit made by the customer at the time of contract execution varies by contract and is generally either a fixed percentage of the aggregate sale price or a flat fee. Advances received are recorded under customer deposits.

The Company generally sells the land based on market price plus a minor markup and sets the selling price per home based on cost plus margin. The Company has performed an assessment and its contracts do not contain significant financing terms. Performance obligations are satisfied at the point in time when control of the asset is transferred to the customer, which is generally when title to and possession of the land parcel or the completed building and the risks and rewards of ownership are transferred to the buyer on the closing date.

Land sales revenue is recognized at the point in time when control of the land is transferred to the customer, which is generally when title and possession of the land parcel and the risks and rewards of ownership are transferred to the buyer on the closing date. When the transfer of a completed building to a buyer on the closing date is related to work as part of the Construction Contract the Company entered into with the buyer, construction development revenue is recognized over time based on the input method. In applying the input method, the Company utilizes costs incurred through the construction process relative to the total expected costs of construction to recognize revenue. The measures of progress during this construction process include:

●	design meeting: where the customer decides on the floor plan and selects interior and exterior materials to be used for construction;

●	construction preparation: where we begin site survey and project management assignments with subcontractors;

●	completion of framework (basic building structure): where we complete the foundations of the home along with the basic structure;

●	completion of remaining building elements: where each of the remaining building elements are completed and interim inspections are conducted;

●	demolition of scaffolding: completion of exterior wall work and the start of home interior work;

●	confirmation meeting with customer: completion of interior and exterior work and all outstanding work related to the home; and

●	property delivery: delivery of the home, including final modification work as requested by the customer.

The Company uses these measures of progress to delineate costs incurred by it during the home construction process. The amount of costs incurred in each stage of the construction process are divided against the Company’s total expected construction costs and the ratios from such calculation are applied against the total contract value to recognize revenue over time according to the input method.

With the land title transferred to the buyer upon the closing of the Land Sales Contract, the Company’s construction of the building on the land both creates and enhances a customer-controlled asset and leads to the buyer receiving and benefiting from the Company’s performance obligation as the work under the Construction Contract is conducted. When the transfer of a completed building to a buyer on the closing date is related to sales of existing fully constructed single-family homes and condominiums the Company did not develop, non-development revenue is recognized at a point in time, upon the execution of the sales contract. The Company’s contract liabilities, consisting of deposits received from customers for sold but undelivered homes, totaled ¥216,005 thousand and ¥298,956 thousand as of December 31, 2023 and June 30, 2023, respectively. Out of the outstanding customer deposits held as of June 30, 2023 and 2022, the Company recognized ¥141,750 thousand and ¥143,043 thousand in real estate sales during the six months ended December 31, 2023 and 2022, respectively.

Revenue includes forfeited deposits, which occur when home sale or land sale contracts that include a nonrefundable deposit are cancelled.

Sales and broker commissions are incremental costs incurred to obtain a contract with a customer that would not have been incurred if the contract had not been obtained. Sales and broker commissions are expensed upon fulfillment of a home closing. Advertising costs are costs to obtain a contract that would have been incurred regardless of whether the contract was obtained and are recognized as an expense when incurred. Sales and broker commissions and advertising costs are recorded within sales and marketing expenses presented in the Company’s consolidated statements of comprehensive income as selling expenses.

The Company issues a standard industry warranty against defects for period of 10 years for its single-family homes and condominiums. This warranty requirement against defects is not a performance obligation as it exists to protect customers from the risk of purchasing defective products and is not an additional service provided to the customer.

Disaggregation of Revenue

Revenue is disaggregated among land and non-development, construction development, and other revenue. Land sales and non-development revenue includes (i) sales of land for single-family homes and condominiums and (ii) sales of already completed single-family homes and condominiums that the Company did not develop, where delivery is recorded, and subsequent revenue recognized, through a signed sales contract with the end buyer. Construction development revenue reflects revenue from the Company’s Construction Contracts for which the Company actually performs. The Company’s revenue, disaggregated by revenue stream for the six months ended December 31, 2023 and 2022 was as follows (in thousands):

	For the Six Months Ended December 31,
	2023	2022
Land sale and non-development	¥5,559,205	¥6,562,842
Construction development	852,658	702,045
Real estate sales revenue	¥6,411,863	¥7,264,887

Other Revenue

The Company generates other revenue, which includes leasing income, property and building management income, and revenue from other miscellaneous sources. The primary components of revenue for the six months ended June 30, 2023 and 2022 were as follows (in thousands):

	For the Six Months Ended December 31,
	2023	2022
Lease	40,105	14,439
Property management	10,604	14,197
Other	146,826	66,227
Other revenue	¥197,535	¥94,863

Foreign Operations

The Company’s reporting and functional currency is the Japanese yen. The functional currency of the Company’s wholly owned subsidiary, Real Vision, is the Japanese yen, whereas the functional currency of LRE Dallas and LRE Cayman is the United States dollar. The functional currency of LRE HK is the Hong Kong Dollar. The functional currency of the Company’s consolidated VIE, Sojiya Japan, and unconsolidated VIE, JP Shuhan, is the Japanese yen. Assets and liabilities are translated using the period-end foreign exchange rate, and income and expenses are translated using the weighted average exchange rate for the period. Foreign currency translation adjustments related to the financial statements of foreign subsidiaries, net of related income tax effects, are credited or charged directly to the foreign currency translation adjustment account, a component of accumulated other comprehensive gain (loss). The tax effects related to the foreign currency translation of financial statements of the consolidated subsidiaries and VIEs are not recognized unless it is apparent that the temporary differences will reverse in the foreseeable future. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency of the respective entity at the period-end foreign exchange rate, and gains and losses resulting from such remeasurement are included in foreign exchange gain (loss). Foreign currency denominated income and expenses are remeasured using the average exchange rate for the period. The effects of translation and remeasurement related to foreign currency transactions are recorded in the statements of comprehensive income.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Concentration of Credit Risk and Significant Vendors

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents at high-quality and accredited financial institutions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses of such amounts and management believes it is not exposed to any significant credit risk beyond the normal credit risk associated with its cash and cash equivalents.

For the six months ended December 31, 2023, the Company had sales to two customers, totaling ¥1,695,456 thousand that accounted for approximately 26% of the Company's total revenue. The accounts receivable balance from these customers was ¥0 as of December 31, 2023. There was no single customer that accounted for 10% or more of the Company’s revenue for the six months ended December 31, 2022.

There was no single contractor that accounted for 10% or more of the Company’s total cost for the six months ended December 31, 2023 and 2022.

Segment Reporting

ASC Topic 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision-makers (“CODMs”) in deciding how to allocate resources and in assessing performance. The Company’s CODMs primarily evaluate performance based on the number of single-family homes or condominiums closed, average sale price, and financial results. Segment profitability is measured by net and comprehensive income.

The Company’s primary and sole operating segment is real estate sales, with the balance of revenue categorized under real estate sales.

Noncontrolling Interest

The Company’s noncontrolling interests reflect consolidation effects of LRE Cayman and Sojiya Japan. Losses attributable to these noncontrolling interests are presented in the consolidated statements of comprehensive income as net loss attributable to the noncontrolling interests.

Cash and Cash Equivalents and Concentration of Credit Risk

Cash and cash equivalents are defined as cash on hand, demand deposits with financial institutions, and short-term liquid investments with an initial maturity date of less than three months. The Company’s cash and cash equivalents accounts may exceed Japanese government insured limits, up to ¥10,000 thousand, from time to time and could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or diminished access to cash in its demand deposit accounts.

Accounts Receivable

The Company’s accounts receivable consists primarily of receivables from general contractors and subcontractors, and receivables resulting from the implementation of Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). The balance is presented net of an allowance for expected losses (i.e., doubtful accounts). The Company monitors the financial condition of its contractors and records provisions for estimated losses on receivables when it believes contractors are unable to make their required payments based on factors such as delinquencies and aging trends. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses incurred related to existing accounts and receivables. The allowance for doubtful accounts related to accounts receivable was ¥6,009 thousand at December 31, 2023 and June 30, 2023.

Real Estate Inventory

Inventory consists of raw entitled land, finished lots, and construction in process (“CIP”), including capitalized interest. Inventory is stated at cost unless the carrying amount is determined not to be recoverable, in which case the affected inventory is written down to fair value. Inventory includes the costs of direct land acquisition, land development, construction, capitalized interest, real estate taxes, and direct overhead costs incurred related to land acquisition and development and single-family home and condominium construction. Indirect overhead costs are charged to selling, general, and administrative expenses as incurred. Land and development costs are typically allocated to individual lots on a pro rata basis based on the number of lots in the development, and the costs of lots are transferred to construction work in progress when construction begins. Sold units are expensed on a specific identification basis as cost of contract revenue earned. Cost of contract revenue earned for single-family homes and condominiums closed includes the specific construction costs of each single-family home or condominium and all applicable land acquisition, land development, and related costs allocated to each residential lot. Inventory is carried at the lower of accumulated cost or net realizable value.

Land, development, and other project costs, including interest and property taxes incurred during development and home construction, net of expected reimbursable development costs, are capitalized to real estate inventory. Land development and other common costs that benefit the entire community, including field construction supervision and related direct overhead, are allocated to individual lots or homes, as appropriate. The costs of lots are transferred to homes in progress when home construction begins. Home construction costs and related carrying charges are allocated to the cost of individual homes using the specific identification method. Costs that are not specifically identifiable to a home are allocated on a pro rata basis, which the Company believes approximate the costs that would be determined using an allocation method based on relative sales values since the individual lots or homes within a community are similar in value. Inventory costs for completed homes are expensed to cost of sales as homes are closed. Changes to estimated total development costs subsequent to initial home closings in a community are generally allocated to the remaining unsold lots and homes in the community on a pro rata basis.

In accordance with ASC Topic 360, Property, Plant, and Equipment, real estate inventory is evaluated for indicators of impairment by each community during each reporting period. In conducting its review for indicators of impairment on a community level, management evaluates, among other things, the margins on homes that have been closed, communities with slow moving inventory, projected margins on future home sales over the life of the community, and the estimated fair value of the land. For individual communities with indicators of impairment, additional analysis is performed to estimate the community’s undiscounted future cash flows. If the estimated undiscounted future cash flows are greater than the carrying value of the community group of assets, no impairment adjustment is required. If the undiscounted cash flows are less than the community’s carrying value, the asset group is impaired and is written down to its fair value. The Company estimates the fair value of communities using a discounted cash flow model. The Company reviews the performance and outlook of its inventory for indicators of potential impairment on an annual basis. In addition to considering market and economic conditions, the Company assesses current sales absorption levels and recent sales’ profitability. The Company looks for instances where sale prices for a single-family home or condominium in backlog or potential sale prices for a future sold single-family home or condominium would be at a level that results in a negative gross margin. No such impairments were recognized in the six months ended December 31, 2023 and 2022.

Capitalized Interest

Interest and other financing costs are capitalized as cost of inventory during community development and home construction activities, in accordance with ASC Topic 835, Interest and expensed in cost of sales as homes in the community are closed. To the extent the debt exceeds qualified assets, a portion of the interest incurred is expensed.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and finite-lived intangible assets are reviewed for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated, undiscounted future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service, the asset will be used in the Company’s operations, and (iii) estimated residual values. Fair value is determined using various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There were no events or circumstances identified during the six months ended December 31, 2023 and 2022 that required the Company to perform a quantitative impairment assessment. The Company’s assumptions about future conditions important to its assessment of potential impairment of its long-lived assets are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available. There were no impairments of property, equipment, intangible assets, and leasehold improvements during the six months ended December 31, 2023 and 2022.

Investment at cost

The equity method is generally used to account for equity investments over which significant influence, but not majority equity interest or control, is exerted in an investee company. Generally, the accompanying shareholding is between 20% and 50% of the voting rights. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income. The Company did not have any investment that would be accounted for under the equity method in the six months ended December 31, 2023 and 2022.

Investments in equity securities in which the Company does not have significant influence, and for which there is not a readily determinable fair value, are recorded at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments in the same issuer.

When the Company evaluates whether these non-marketable equity securities are impaired, the Company evaluates first whether an event or change in circumstances has occurred in the period that may have a significant adverse effect on the fair value of the securities (an impairment indicator).

The Company uses such impairment indicators as follows:

1)	a significant deterioration in the earnings performance or business prospects of the investee;

2)	a significant adverse change in the regulatory, economic, or technological environment of the investee;

3)	a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and

4)	a recent example of the new issuance of a security, in which the issue price is less than its cost.

The Company estimates the fair value of the non-marketable equity securities when an impairment indicator is present. The fair value is determined by considering various unobservable inputs which are available to the Company, including expectation of future income of the investees, net asset value of the investees, and material unrealized losses to be considered in assets and liabilities held by the investees. The Company recognizes impairment of non-marketable equity securities when the fair value is below the carrying amount and the decline in fair value is considered to be other-than-temporary.

The carrying amounts of non-marketable securities are recorded at acquisition cost because their fair values are not readily determinable. The acquisition cost was ¥20,685 thousand and ¥20,831 thousand as of December 31, 2023 and June 30, 2023, respectively. No impairment loss was recognized for the six months ended December 31, 2023 and 2022.

Warranty Reserve

Future direct warranty costs are accrued and charged to cost of sales in the period when the related home is closed. The Company provides a limited warranty for its single-family homes and condominiums for a period of 10 years. The Company’s standard warranty requires the Company or its subcontractors to repair or replace defective construction during such warranty period at no cost to the homebuyer. At the time a home is sold, the Company records an estimate of warranty expense based on historical warranty costs. An analysis of the warranty reserve is performed periodically to ensure the adequacy of the reserve. The warranty reserve was ¥29,661 thousand and ¥46,116 thousand as of December 31, 2023 and June 30, 2023, respectively, and was included in accrued expenses and other current liabilities on the consolidated balance sheets.

Customer Deposits

Customer deposits are amounts collected from customers in conjunction with the execution of the single-family home or condominium sales contract. Customer deposits represent advances received on construction contracts in progress and are applied against the final settlement due at the home closing. In the event of contract default or termination, the customer deposit is forfeited and recognized as revenue. The customer deposits were ¥216,005 thousand and ¥298,956 thousand as of December 31, 2023 and June 30, 2023, respectively.

Cost of Sales

Cost of sales includes the lot purchase costs and demolition costs associated with each lot, construction costs of each home, capitalized interest, building permits and other local municipality related costs, internal and external realtor commissions, and warranty costs (both incurred and estimated to be incurred). Land, development, and other allocated costs, including interest and property taxes, incurred during development and construction are capitalized and expensed to cost of sales when the sale of a single-family home or condominium is closed, and revenue is recognized.

Selling and Commission Costs

Sales commissions are paid and expensed based on homes closed. Other selling costs are expensed in the period incurred.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were ¥3,655 thousand and ¥15,932 thousand, recorded as selling, general, and administrative expenses in the Consolidated Statements of Comprehensive Income for the six months ended December 31, 2023 and 2022, respectively.

Earnings Per Share

In accordance with ASC 260-10, Earnings Per Share, basic earnings per share is based on the weighted average number of ordinary shares outstanding. Diluted earnings per share is based on the weighted average number of ordinary shares and dilutive securities outstanding.

Recently Announced Accounting Standards

Income Taxes

In December 2019, the FASB issued ASU 2019-12, Income Taxes — Simplifying the Accounting for Income Taxes (Topic 740), which simplifies various aspects of the income tax accounting guidance and will be applied using different approaches depending on what the specific amendment relates to and, for non-public entities, are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company adopted this standard on July 1, 2022. The adoption of this standard did not have a material effect on its financial position or results of operation.

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), or “CECL”: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which is intended to provide more decision-useful information about expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including, but not limited to accounts receivable. This standard is effective for annual reporting periods beginning after December 15, 2022 for non-public entities, including interim periods within that reporting period. Early adoption is permitted. The Company adopted CECL effective July 1, 2023, using the required modified retrospective approach. The adoption of CECL resulted in an immaterial cumulative effect adjustment recorded in retained earnings as of July 1, 2023. Financial assets and liabilities held by the Company subject to the “expected credit loss” model prescribed by CECL include trade and other receivables as well as contract assets if applicable.

Acquired Contract Assets and Contract Liabilities

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Acquired Contract Assets and Contract Liabilities, which improves comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination by providing consistent recognition guidance. This standard is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted, including in an interim period, for any period for which financial statements have not yet been issued. The Company adopted this accounting standard effective July 1, 2023, and the adoption of the accounting standard resulted in an immaterial impact on its consolidated financial statements as of and for the six months ended December 31, 2023.

Investments

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topics 321, 323 and 815. The new standard addresses accounting for the transition into and out of the equity method and measurement of certain purchased options and forward contracts to acquire investments. The standard is effective for the Company for fiscal years and interim periods beginning after December 15, 2021, with early adoption permitted. Adoption of the standard requires changes to be made prospectively. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

Reference Rate Reform

On January 7, 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which refines the scope of Accounting Standards Codification Topic 848, Reference Rate Reform, and clarifies some of its guidance as part of the FASB’s ongoing monitoring of global reference rate reform activities. The standard permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, computing variation margin settlements, and calculating price alignment interest in connection with reference rate reform activities under way in global financial markets. In December 2022, the FASB deferred the sunset date of the temporary guidance in ASC Topic 848 from December 31, 2022 to December 31, 2024. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

3.            REAL ESTATE INVENTORY

Inventory consists of raw entitled land, finished lots, and CIP, including capitalized interest. Raw land is purchased with the intent to develop such land into finished lots. Finished lots are held with the intent of building and selling a single-family home or condominium. The asset is owned by the Company either as a result of developing purchased raw land or purchasing developed lots. CIP represents the homebuilding activity associated with both single-family homes and condominiums to be sold and existing speculative inventory, which primarily consists of condominiums. CIP includes the cost of the developed lot as well as all of the direct costs incurred to build the home. The cost of the home is expensed on a specific identification basis.

Real estate inventory consisted of the following as of December 31, 2023 and June 30, 2023 (in thousands):

	December 31, 2023	June 30, 2023
Real estate, including land	¥11,339,899	¥10,089,739
CIP	394,397	311,901
Real estate inventory	¥11,734,296	¥10,401,640

Interest is capitalized and included within each inventory category above. Interest and financing costs incurred under the Company’s debt obligations, as more fully discussed in Note 7, are capitalized to qualifying real estate projects under development and homes under construction.

4.            PROPERTY AND EQUIPMENT

As of December 31, 2023 and June 30, 2023, property and equipment consisted of the following (in thousands):

	Useful Life	December 31, 2023	June 30, 2023
	(years)
Land	Infinite	2,076,043	1,792,025
Property and Buildings	4-47	¥1,299,309	¥1,273,946
Machinery and Equipment	10-17	156,877	156,580
Tools, Furniture, and Fixtures	4-20	34,975	32,738
CIP		210,879	147,147
Less: Accumulated depreciation		(202,484)	(166,145)
Property and equipment, net		¥3,575,599	¥3,236,291

	Useful Life	December 31, 2022	June 30, 2022
	(years)
Land	Infinite	1,693,168	1,006,622
Property and Buildings	4-47	¥1,188,465	¥669,102
Machinery and Equipment	10-17	156,636	158,104
Tools, Furniture, and Fixtures	4-20	29,401	22,945
CIP		123,127	300,035
Less: Accumulated depreciation		(128,043)	(107,752)
Property and equipment, net		¥3,062,754	¥2,049,056

The Company recorded depreciation expenses on property and equipment of ¥26,309 thousand and ¥20,291 thousand for the six months ended December 31, 2023 and 2022, respectively. The Company records depreciation expense in selling, general, and　administrative expenses on the consolidated statements of comprehensive income.

5.            ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of December 31, 2023 and June 30, 2023 (in thousands):

	December 31, 2023	June 30, 2023
Income taxes payable	¥6,982	¥190,453
Warranty reserves	29,661	46,116
Other deposits received	6,049	4,029
Accrued vacation	3,442	3,442
Other current liabilities	13,981	5,308
Accrued expenses and other current liabilities	¥60,115	¥249,348

6.            WARRANTY RESERVES

The Company establishes warranty reserves to provide for estimated future expenses as a result of construction and product defects, product recalls, and litigation incidental to its homebuilding business. Estimates are determined based on management’s judgment, considering factors such as historical spending and sales pace. The table below presents the activity related to warranty reserves, which are included in accrued expenses and other current liabilities on the accompanying consolidated balance sheets. Actual realized payments for warranty claims are expensed through cost of sales.

The Company generally provides homebuyers with a one-year warranty on the house and a 10-year limited warranty for major defects in structural elements, such as framing components and foundation systems.

Changes to warranty reserves were as follows for the six months ended December 31, 2023 and 2022 (in thousands):

	For the Six Months Ended December 31,
	2023	2022
Warranty reserves, beginning of period	¥46,116	¥54,302
Warranty provision	(16,302)	(15,453)
Warranty expenditures	(153)	(1,893)
Warranty reserves, end of period	¥29,661	¥36,956

7.            NOTES PAYABLE

The Company’s short-term borrowings consist primarily of land loans collateralized on specific lots for real estate sales typically paid upon delivery of the lot. The Company’s long-term borrowings are used for working capital and other general corporate purposes. Debt issuance costs related to these borrowings are immaterial.

Notes payable consisted of the following as of December 31, 2023 (in thousands):

	Original		Annual
	Amount		Interest
	Borrowed	Loan Duration	Rate	Amount
Lender 1	2,630,800	9/27/2018-6/4/2025	3.821%	¥1,732,000
Lender 2	2,717,962	1/15/2020-5/31/2057	2.725%	1,378,602
Lender 3	960,400	10/21/2022-4/30/2025	3.450%	900,800
Lender 4	866,000	3/24/2023-3/24/2025	2.725%	866,000
Lender 5	861,000	4/28/2023-10/31/2025	2.200%	861,000
Other lenders	10,818,729	3/23/2016-4/30/2052	1.00%-5.50%	6,416,472
Aggregate outstanding principal balances				12,154,874
Less: current portion and short-term notes payable				6,917,902
Long-term portion of notes payable				¥5,236,972

Notes payable consisted of the following as of June 30, 2023 (in thousands):

	Original		Annual
	Amount		Interest
	Borrowed	Loan Duration	Rate	Amount
Lender 1	2,124,821	1/15/2020-5/31/2057	2.753%	¥1,719,187
Lender 2	2,220,400	9/27/2018-6/4/2025	3.727%	1,632,000
Lender 3	977,000	1/30/2023-7/29/2023	2.700%	957,000
Lender 4	872,400	10/21/2022-4/30/2025	3.500%	813,800
Lender 5	874,800	7/7/2022-5/30/2025	1.674%	813,818
Other lenders	7,672,402	3/23/2016-4/30/2052	0.46%-6.00%	5,401,037
Aggregate outstanding principal balances				11,336,824
Less: current portion and short-term notes payable				5,899,156
Long-term portion of notes payable				¥5,236,972

As of December 31, 2023, the annual aggregate maturities of notes payable during each of the next five years were as follows (in thousands):

Amount
2024	¥6,917,903
2025	2,062,723
2026	1,248,307
2027	130,545
2028	130,893
Thereafter	1,664,504
Total notes payable	¥12,154,875

Included in real estate inventory was capitalized interest of ¥311,891 thousand and ¥247,097 thousand for six months ended December 31, 2023 and 2022, respectively. Interest activity, including other financing costs for notes payable for the periods presented is as follows (in thousands):

	For the Six Months ended December 31,
	2023	2022
Interest incurred	¥223,274	¥191,612
Less: Amounts capitalized	(213,266)	(185,426)
Interest expense	¥10,008	¥6,186

8.            INCOME TAXES

The Company generates taxable income primarily in Japan. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of approximately 35.38% and 35.71% for the six months ended December 31, 2023 and 2022, respectively. The Company’s income tax expenses were ¥51,702 thousand and ¥93,163 thousand for the six months ended December 31, 2023 and 2022, respectively. The decrease in income tax expenses was primarily attributable to lower income before taxes during the six months ended December 31, 2023, compared to the six months ended December 31, 2022.

9.            EQUITY

As of December 31, 2023 and June 30, 2023, the Company had 50,000,000 ordinary shares authorized (reflecting the effect of an increase in the number of authorized ordinary shares of the Company from 1,000,000 to 50,000,000 on August 31, 2021). Each holder of ordinary shares is entitled to one vote for each share held as of the record date and is entitled to receive dividends, when, and if declared by the shareholders’ meeting or the board of directors of the Company. The total number of ordinary shares outstanding was 13,641,900 and 12,498,900 as of December 31, 2023 and June 30, 2023, respectively.

Lead Real Estate is subject to the Companies Act of Japan (the “Companies Act”). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Ordinary Shares

Under the Companies Act, issuances of ordinary shares allow for at least 50% of the proceeds to be credited to the ordinary share account and the remainder to the capital reserve account.

Dividends

Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. Semi-annual interim dividends may also be paid once a year upon resolution by the board of directors if the articles of incorporation of the company stipulates so. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury shares. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

Increases/decreases and transfer of ordinary shares, reserve, and surplus

The Companies Act requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of ordinary shares. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Companies Act also provides that ordinary shares, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

Treasury Shares

The Companies Act also provides for companies to purchase treasury shares and dispose of such treasury shares by resolution of the board of directors. The amount of treasury shares purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula.

10.            VARIABLE INTEREST ENTITIES

The Company is required to consolidate VIEs in which it has a controlling financial interest in accordance with ASC 810, Consolidation (ASC 810). A controlling financial interest will have both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and (ii) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company’s variable interest in VIEs may be in the form of equity ownership, contracts to purchase assets, management services and development agreements between the Company and a VIE, loans provided by the Company to a VIE or other member, and/or guarantees provided by members to banks and other parties.

Based on its analysis, the Company has consolidated LRE Cayman and Sojiya Japan in the six months ended December 31, 2023 and 2022, along with the wholly-owned subsidiaries LRE Dallas, LRE HK, and Real Vision. The Company had one unconsolidated VIE, JP Shuhan, during these periods.

Consolidated VIEs

For VIEs that the Company does consolidate, management has the power to direct the activities that most significantly impact the VIE’s economic performance. The Company does not guarantee the debts of the VIEs, and creditors of the VIEs have no recourse against the Company. LRE Cayman and Sojiya Japan were consolidated VIEs during the six months ended December 31, 2023 and 2022. There were no other consolidated VIEs during these periods.

The table below displays the carrying amounts of the assets and liabilities related to the consolidated VIEs as of December 31, 2023 and June 30, 2023 (in thousands):

Consolidated – LRE Cayman	December 31, 2023	June 30, 2023
Assets	¥—	¥—
Liabilities	7,154	6,969
Equity	(7,154)	(6,969)
Total liabilities and equity	¥—	¥—

Consolidated – Sojiya Japan	December 31, 2023	June 30, 2023
Assets	¥401	¥401
Liabilities	—	—
Equity	401	401
Total liabilities and equity	¥401	¥401

Investment in Unconsolidated VIE and Other Equity Method Investments

For the VIE that the Company does not consolidate, the power to direct the activities that most significantly impact the VIE’s economic performance is held by a third party. These entities are accounted for as equity method investments.

The Company’s maximum exposure to loss is limited to its investment in the entities because the Company is not obligated to provide any additional capital to or guarantee any of the unconsolidated VIE’s debt.

JP Shuhan is the only entity deemed an unconsolidated VIE and was deconsolidated for the six months ended December 31, 2023 and 2022. The Company owned 66.7% of the entity prior to the deconsolidation. The Company did not have any other entities that would qualify under the equity method accounting.

(Japanese yen in thousands)
Unconsolidated – JP Shuhan	December 31, 2023	June 30, 2023
Assets	¥9,078	¥12,773
Liabilities	5,766	4,015
Equity	3,312	8,758
Total liabilities and equity	¥9,078	¥12,773

11.            FAIR VALUE DISCLOSURES

ASC Topic 820, Fair Value Measurements (ASC 820), defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” within an entity’s principal market, if any. The principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity, regardless of whether it is the market in which the entity will ultimately transact for a particular asset or liability or if a different market is potentially more advantageous. Accordingly, this exit price concept may result in a fair value that differs from the transaction price or market price of the asset or liability.

ASC 820 provides a framework for measuring fair value under U.S. GAAP, expands disclosures about fair value measurements, and establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are summarized as follows:

Level 1 – Fair value is based on quoted prices in active markets for identical assets or liabilities.

Level 2 – Fair value is determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities, or quoted prices in markets that are not active.

Level 3 – Fair value is determined using one or more significant inputs that are unobservable in active markets at the measurement date, such as a pricing model, discounted cash flow, or similar technique.

The Company utilizes fair value measurements to account for certain items and account balances within the consolidated financial statements. Fair value measurements may also be utilized on a non-recurring basis, such as for the impairment of long-lived assets. The fair value of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and certain accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments. The Company’s Level 1 assets consist of cash and cash equivalents and investments in marketable securities in the accompanying consolidated balance sheets. The value of accounts payable and accrued expenses approximate fair value due to the short-term nature of these liabilities, and the carrying value of the Company’s long-term debt approximates fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt. As of December 31, 2023 and June 30, 2023, the Company did not have any assets or liabilities measured at fair value classified as Level 2 or Level 3.

The Company held investments in marketable securities of ¥58,666 thousand and ¥31,561 thousand as of December 31, 2023 and June 30, 2023, respectively.

12.            COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company often includes standard indemnification provisions in its arrangements with third parties, including vendors, customers, investors, and the Company’s directors and officers. Pursuant to these provisions, the Company may be obligated to indemnify such parties for losses or claims suffered or incurred in connection with its activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. The Company is subject to claims or proceedings from time to time relating to the purchase, development and sale of real estate and homes and other aspects of its homebuilding operations. Management believes that these claims include usual obligations incurred by real estate developers and residential home builders in the normal course of business. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Borrowings

The Company has borrowings that are primarily made under general agreements. Refer to “Note 7. Notes Payable” for information about future debt payments.

Legal Matters

From time to time in the normal course of business, the Company may be subject to various legal matters, such as threatened or pending claims or proceedings. There were no such material matters as of and for the six months ended December 31, 2023 and 2022.

The Company has land purchase contracts, generally through cash deposits, for the right to purchase land or lots at a future point in time with predetermined terms. The Company does not have title to the property, and obligations with respect to the land purchase contracts are generally limited to the forfeiture of the related nonrefundable cash deposits.

Lease Obligations

Operating Leases

The Company recognizes lease obligations and associated right-of-use assets for its existing non-cancelable leases. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company has non-cancelable operating leases primarily associated with its corporate and regional office facilities. Operating lease expense is recognized on a straight-line basis over the lease term, subject to any changes in the lease or expectations regarding the terms. Variable lease costs such as common area costs and property taxes are expensed as incurred. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. The lease term may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Right-of-use assets, as included in the consolidated balance sheets, were ¥169,972 thousand and ¥204,029 thousand as of December 31, 2023 and June 30, 2023, respectively. Lease obligations, as included in the consolidated balance sheets, were ¥243,800 thousand and ¥276,228 thousand as of December 31, 2023 and June 30, 2023, respectively.

Operating lease cost, as included in general and administrative expenses in the Company’s consolidated statements of operations, totaled ¥36,841 thousand and ¥73,002 thousand for the six months ended December 31, 2023 and 2022, respectively. Cash paid for the amounts included in the measurement of lease liabilities for operating leases for the six months ended December 31, 2023 and 2022 was ¥37,243 thousand and ¥73,806 thousand, respectively. As of December 31, 2023 and June 30, 2023, the weighted-average discount rate was 3% and the Company’s weighted-average remaining life was 3.1 years. The Company did not have any significant lease contracts that had not yet commenced as of December 31, 2023 and June 30, 2023.

The Company conducts its operations in leased facilities and recognizes rent expenses on a straight-line basis over the term of the lease. The Company entered into operating lease agreements for offices in Tokyo, Yokohama, and Sapporo, Japan. The following table (in thousands) presents the operating lease related assets and liabilities recorded on the Company’s balance sheets as of December 31, 2023 and June 30, 2023:

	December 31, 2023	June 30, 2023
Right-of-use assets – non-current	¥169,972	¥204,029
Total operating lease assets	¥169,972	¥204,029

Operating lease liabilities - current	¥84,138	¥88,755
Operating lease liabilities – long-term	159,662	187,473
Total operating lease liabilities	¥243,800	¥276,228

The table below shows the future minimum payments under non-cancelable operating leases at December 31, 2023 (in thousands):

Year Ending December 31,	Operating Leases
2024	¥90,089
2025	80,387
2026	69,087
2027	12,558
2028	3,735
Thereafter	90
Total	255,946
Less: lease amount representing interest	(12,146)
Present value of lease liabilities	¥243,800

13.            SUBSEQUENT EVENTS

The Company has evaluated subsequent events after the consolidated balance sheet date through April 2, 2024, the date the consolidated financial statements were available for issuance. Management has determined that no significant events or transactions have occurred subsequent to the consolidated balance sheet date that require both recognition and disclosure in the consolidated financial statements.